March 10, 2010

Mr. Christian Windsor, Special Counsel

Mr. Marc Thomas, Senior Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cathay General Bancorp
Form 10-K for December 31, 2008
File Number 0-18630

Dear Mr. Windsor and Mr. Thomas:

On behalf of Cathay General Bancorp (the “Company”), this letter is in response to the comment letter dated March 4, 2010, to Mr. Chen from Mr. Windsor of the staff of the Securities and Exchange Commission (the “Commission”). The text of the comments has been included in bold face for convenience, and the Company’s responses are set forth below each comment.

General

1.	In your 8K filed on February 1, 2010, you disclose that you have entered into a Memorandum of Understanding with the Federal Reserve Bank of San Francisco and expect to enter into similar agreements with the FDIC and the California Department of Financial Institutions. Tell us about any agreements or understandings, written or oral between Cathay General and any of your financial regulators that could have a material effect upon your operations, financial condition or the risks that you face. Also, tell us about any agreements or understandings between your financial regulators and any of your officers, directors, subsidiaries or affiliates. Discuss all material requirements of any such agreement and disclose all material actions taken, or to be taken, by Cathay General to meet the requirements of any or all of your agreements with your regulators. Also, revise your Management’s Discussion and Analysis to specifically discuss management’s view of the impact of the requirements of any regulatory agreement and the effect of any restrictions imposed by any agreement with your financial regulators upon your operations, capital and liquidity. Also, revise your disclosure to discuss any material impact upon your financial statements, liquidity or capital.

We believe that there are no agreements or understandings, written or oral between the Company and any of its financial regulators that could have a material effect upon our operations, financial condition or the risks that we face. The Company entered into a memorandum of understanding (MOU) with the Federal Reserve Bank of San Francisco on December 17, 2009 that we described in our Form 8-K filing on December 18, 2009, and our Prospectus Supplements filed on February 1 and 2, 2010. The Company believes itself to be in compliance with the MOU. We do not believe that the agreement or our compliance activities will have a material adverse effect on our operations or financial condition.

The Company’s primary subsidiary, Cathay Bank, also entered into a separate MOU with its primary financial regulators, the Federal Deposit Insurance Corporation and the California Department of Financial Institutions, on March 1, 2010. We reported this MOU in our Form 8-K filed on March 5, 2010. Based on the receipt of a draft of the proposed MOU, the principal terms were initially described in the Company’s Prospectus Supplements filed February 1 and 2, 2010. There are no separate agreements between any other officers, directors, subsidiaries or affiliates.

All of the material requirements of the MOUs are disclosed in our Form 8-K filings dated December 18, 2009, and March 5, 2010, and our Prospectus Supplements filed on February 1 and 2, 2010. The Company believes itself to be in compliance with the MOU. On January 21, 2010 the Board of Directors of the Company appointed a special compliance committee to review the Company’s management and governance and consider making recommendations for improvement and, on February 18, 2010, appointed the Company’s Audit Committee to oversee the implementation of the two memorandums. On February 1, 2010, net of issuance costs and fees, we raised $125.2 million in new capital through a public offering of common stock. All material actions that may be taken in the future will be appropriately described in the Company’s periodic public filings.

The following section will be included in the MD&A:

Regulatory Matters

On December 17, 2009, the Bancorp entered into a memorandum of understanding with the Federal Reserve Bank of San Francisco (FRB SF) under which we agreed that we will not, without the FRB SF’s prior written approval, (i) receive any dividends or any other form of payment or distribution representing a reduction of capital from the Bank, or (ii) declare or pay any dividends, make any payments on trust preferred securities, or make any other capital distributions. Under the memorandum, we agreed to submit to the FRB SF for review and approval a plan to maintain sufficient capital at the Company on a consolidated basis and at the Bank, a dividend policy for the Bancorp, a plan to improve management of our liquidity position and funds management practices, and a liquidity policy and contingency funding plan for the Bancorp. As part of our compliance with the memorandum, on January 22, 2010, we submitted to the FRB SF a Three-Year Capital and Strategic Plan that updates a previously submitted plan and establishes, among other things, targets for our Tier 1 risk-based capital ratio, total risk-based capital ratio, Tier 1 leverage capital ratio and tangible common risk-based ratio, each of which, where applicable, are above the minimum requirements for a well-capitalized institution. In addition, we agreed to notify the FRB SF prior to effecting certain changes to our senior executive officers and board of directors and we are limited and/or prohibited, in certain circumstances, in our ability to enter into contracts to pay and to make golden parachute severance and indemnification payments. We also agreed in the memorandum that we will not, without the prior written approval of the FRB SF, directly or indirectly, (i) incur, renew, increase or guaranty any debt, (ii) issue any trust preferred securities, or (iii) purchase, redeem, or otherwise acquire any of our stock.

On March 1, 2010, the Bank entered into a memoranda of understanding with the Department of Financial Institutions (DFI) and the FDIC pursuant to which we are required to develop and implement, within specified time periods, plans satisfactory to the DFI and the FDIC to reduce commercial real estate concentrations, to enhance and to improve the quality of our stress testing of the Bank’s loan portfolio, and to revise our loan policy in connection therewith; to develop and adopt a strategic plan addressing improved profitability and capital ratios and to reduce the Bank’s overall risk profile; to develop and adopt a capital plan; to develop and implement a plan to improve asset quality, including the methodology for calculating the loss reserve allocation and evaluating its adequacy; and to develop and implement a plan to reduce dependence on wholesale funding. In addition, we are required to report our progress to the DFI and FDIC on a quarterly basis. We are subject to a restriction on dividends from the Bank to the Company, a requirement to maintain adequate allowance for loan and lease losses, and restrictions on any new branches and business lines without prior approval. We are currently required to notify the FDIC prior to effecting certain changes to our senior executive officers and board of directors and are limited and/or prohibited, in certain circumstances, in our ability to enter into contracts to pay and to make golden parachute severance and indemnification payments; we are required to retain management and directors acceptable to the DFI and the FDIC. Following discussions with regulators, the Board has resolved to establish a Compliance Committee to, among other things, review the Company’s management and governance and consider making recommendations for improvement.

The Company and the Bank have taken appropriate steps to comply with the terms of their respective memorandums of understanding and we believe we are in compliance with the memorandums. In particular, on January 21, 2010 the Board of Directors of the Company appointed the Compliance Committee to review the Company’s management and governance and consider making recommendations for improvement and, on February 18, 2010, appointed the Company’s Audit Committee to oversee the implementation of the two memorandums. On February 1, 2010, net of issuance costs and fees, we raised $125.2 million in new capital through a public offering of common stock; see the section “Capital Resources—Stockholder’s Equity” above. We do not believe that the memorandums or our compliance activities will have a material adverse effect on our operations or financial condition, including liquidity. If we fail to comply with the terms of the memorandums, that failure could lead to additional enforcement action by regulators that could have a material adverse effect on our operations or financial condition.

Our Risk Factors disclosure will be updated to include risk factor disclosure in our recent Prospectus Supplements filed February 1 and 2, 2010.

We will include appropriate cross-references to the above “Regulatory Matters” discussion elsewhere in the Form 10-K.

Form 10-Q filed for the Quarter Ended September 30, 2009

Managements’ Discussion and Analysis of Operations of Financial Condition and Results of Operations

Critical Accounting Policies, page 31

2.	We note your response to prior comment 2 and the proposed disclosures which will be included in future filings. In light of the significant changes made to your allowance methodology during 2009, please provide us with a detailed analysis of how you determined that your prior methodologies produced an appropriate measure of credit losses inherent in your loan portfolio and that your allowance for loan losses was not understated in any prior period. Specifically, address the following in your response:

•

Address the significant amount of net charge-offs recognized during 2009 ($219.3 million) compared to your allowance for loan losses at December 31, 2008 ($122.1 million) and how you determined that your prior allowance was appropriate given the amount of charge-offs ultimately realized.

•

Discuss how you determined that a four year economic cycle is an appropriate proxy for your historical loss look-back period given the significant deterioration in the real estate market over the past two fiscal years, particularly in your market area.

During 2009, we made certain modifications to how estimates are established within our ALLL methodology to adapt to the changing environment in measuring the amount of credit losses inherent in our loan portfolio. We do not view these modifications as significant changes to our methodology as it relates to prior periods, but as enhancements to our process of estimating the appropriate allowance for loan losses.

In our letter of response dated January 26, 2010 to your first comment letter dated December 29, 2009 we indicated that due to continued economic deterioration, increases in non-accrual loans and increases in charge-offs we modified the time frame utilized in our migration analysis from five years to four years in the second quarter of 2009 and that the impact of this modification on the second quarter was $8.7 million. In responding to your March 4, 2010 letter, it came to our attention that the impact of this change on the second quarter from utilizing the four year period instead of the five year period in our migration analysis was only $3.9 million. The remaining impact of $4.8 million resulted from higher charge-offs during the first half of 2009 causing an increase in our migration factors. We also indicated that in the fourth quarter of 2009, the Company modified its migration loss analysis to reduce the weighting of the first two years and increase the weighting of the last two years in order to emphasize the higher losses in the more recent periods. In order to respond to your inquiry as to whether our prior methodology produced an appropriate measure of credit losses we went back and recomputed the impact on the indicated allowance at December 31, 2008 using the four year time frame and the higher weighting for the more recent two years. The impact would only have been approximately $600,000.

We also discussed increases to our environmental factors in the second quarter of 2009 and the application of those factors to an expanded population of loans to include loans rated Minimally Acceptable, Special Mention, and Substandard, although loans in these categories already were covered by the migration loss factors for non-impaired loans. These increases were the result of changes occurring in 2009 and particularly the marked increases in the second quarter of 2009 in loan delinquency trends, total non-accrual loans, impaired loans, net charge-offs and criticized/classified loans, as well as renewed evidence that the national and local economies were continuing to deteriorate. We have submitted a separate Summary of Loan/Allowance Data (for which we have requested confidentiality under the Freedom of Information Act due to the inclusion of classified loan data) and that Summary reflects the increases noted above during the second quarter of 2009. The Summary also reflects the fact that changes in these same items were modest during the first quarter of 2009. We believe that the increase in the allowance for loan losses in the second quarter of 2009 is directionally consistent with the movement in these statistical trends in that quarter and we are aware of no evidence that calls into question the appropriate measure of credit losses inherent in our loan portfolio for any prior period.

At December 31, 2008 and at each quarter end in 2009, an estimate of the current value of the collateral was made for each impaired loan based on a current appraisal or the most recent appraisal adjusted for trends in applicable real estate values since the date of the most recent appraisal as reported by providers of real estate market data to determine the amount of impairment. If the fair value of the collateral was less than the recorded amount of the loan, we then recognize impairment by creating or adjusting an existing valuation allowance with a corresponding charge to the provision for loan losses. If an impaired loan is expected to be collected through liquidation of the collateral, the amount of impairment, excluding disposal costs, is charged-off against the allowance for loan losses. Our charge-offs for the first through fourth quarters of 2009 were $38.1 million, $56.0 million, $57.0 million and $68.3 million, respectively. We believe that the relatively uniform distribution of our net charge-offs throughout 2009 would indicate that the significant charge-offs during 2009 were the result of the continuing decline, during 2009, of real estate values. The Summary reflects that this continuing decline manifested itself in marked increases in the various statistical factors beginning in the second quarter of 2009.

During the second quarter of 2009, in light of the increases in nonaccrual loans and charge-offs and the continued deterioration in the economy, we shortened the time frame used in our migration analysis from five years to four years to better reflect the impact of the more recent levels of charge-offs. As discussed above, this modification to our estimation process had the effect of increasing the allowance for loan losses by $3.9 million in the second quarter of 2009. The Bank’s ALLL methodology has historically contemplated that migration loss factors for loans graded lower than Pass should only be adjusted periodically to be representative of losses over the course of the broader economic cycle and that changes in loss estimates related to shorter term economic deterioration should be reflected in that portion of the allowance associated with environmental factors.

During the fourth quarter of 2009, the Company revised its migration loss factors by reducing the weighting of the first two years of the four year migration analysis by half to better reflect the impact of more recent losses. Moreover, our application of the four year look-back is weighted toward the most recent two years by a factor of three relative to the earlier years. Specifically, we overweight losses during the most recent two years by a factor of 1.5 and underweight losses of the previous two years by a factor of 0.5. We believe that this approach results in an overweighting to a period that is sufficient to capture the higher losses associated with recent market conditions, but still representative of losses inherent over the course of the broader economic cycle, especially for our commercial real estate loans which generally have five year terms and for construction loans, which often are outstanding for four years. This fourth quarter 2009 change did not have a significant impact on the amount of the allowance for loan losses.

In addition, at December 31, 2008 and 2009, the Company’s ALLL included $32.7 million and $59.9 million for identified environmental factors, which are not associated with individual loans and provide a mechanism to cover inherent losses in the portfolio not captured elsewhere in the allowance methodology. These identified environmental factors comprise a consistent portion of the ALLL of 27% and 28% of the ALLL at December 31, 2008 and 2009, respectively.

The experience of Cathay General Bancorp during 2009 is similar to that of many other financial institutions in California, where net charge-offs for 2009 substantially exceeded the ALLL balance as of December 31, 2008. This common phenomenon was driven by continually worsening economic conditions during 2009. We believe that our ALLL as of December 31, 2008 was the appropriate measurement of credit losses inherent in our loan portfolio given the information available at that time and that such measurement was adequately documented.

Troubled Debt Restructurings, page 46

3.	Please revise your future filings to disclose the following information related to your troubled debt restructurings:

•	TDRs quantified by loan type classified separately as accrual/non-accrual;

•	Policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status;

•

Quantification of the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance of other actions) and discussion of your success with the different types of concessions.

Future filings, beginning with our annual report on Form 10-K for the year ended December 31, 2009, will include these expanded disclosures. If we incorporated your comments in our Form 10-K for the year ended December 31, 2009, it will be as follows:

Troubled Debt Restructurings

A troubled debt restructuring (“TDR”) is a formal modification of the terms of a loan when the Bank, for economic or legal reasons related to the borrower’s financial difficulties, grants a concession to the borrower. The concessions may be granted in various forms, including reduction in the stated interest rate, reduction in the amount of principal amortization, forgiveness of a portion of the loan balance or accrued interest, or extension of the maturity date.

Troubled debt restructurings on accrual status totaled $55.0 million at December 31, 2009, and were comprised of 14 loans, an increase of $54.1 million, compared to three loans totaling $924,000 at December 31, 2008. TDRs at December 31, 2009, were comprised of four office and commercial use buildings of $28.3 million, three multi-family residential loans of $11.6 million, a hotel loan of $10.3 million, two land loans of $2.3 million, three shopping center loans of $2.1 million and a single family residential loan of $485,000. Although these loan modifications are considered SFAS 15 troubled debt restructurings, the loans have, pursuant to the Bank’s policy, performed under the restructured terms and have demonstrated sustained performance under the modified terms for six months before being returned to accrual status. The sustained performance considered by management pursuant to its policy includes the periods prior to the modification if the prior performance met or exceeded the modified terms. This would include cash paid by the borrower prior to the restructure to set up interest reserves. The Company expects that the troubled debt restructuring loans on accruing status as of December 31, 2009, which are all performing in accordance with their restructured terms, to continue to comply with the restructured terms because of the reduced principal or interest payments on $43.6 million of these loans and the additional collateral contributed on the $10.5 million construction loan concurrent with the Bank’s forgiveness of $4.2 million of the principal balance.

A summary of troubled debt restructuring by type of concession and by accrual/nonaccrual status is shown below:

	Accruing	Non-accrual	Total
	(In thousands)
As of December 31, 2009
Interest deferral	$8,864	$5,764	$14,628
Principal deferral	34,716	9,322	44,038
Rate reduction	863	8,886	9,749
Rate reduction and forgiveness of principal	10,549	—	10,549
Rate reduction and payment deferral	—	17,637	17,637

Total	$54,992	$41,609	$96,601

As of December 31, 2008
Rate reduction	$924	$10,690	$11,614

Total	$924	$10,690	$11,614

4.	As a related matter, please tell us and revise your future filings to disclose whether you have performed any commercial real estate (CRE) workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of CRE workouts, please provide us with and revise your future filings to disclose the following:

•	Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented;

•	Discuss the benefits of this workout strategy, including the impact on interest and credit classification;

•

Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates;

•

Clarify whether the B note is immediately charge-off upon restructuring. If not, clarify whether you combine the restructured notes in your evaluation of whether the notes should be returned to accrual status;

•	Confirm that the A note is classified as a TDR and explain your policy for removing such loans from TDR classification; and

•	Clarify your policy for returning the A note to accrual status, including how you consider the borrower’s payment performance prior to the restructuring.

During 2009, we did not perform any CRE workouts as described above using the A Note/B Note structure. If, in the future, we perform any of these types of CRE workouts, we will disclose the information requested above.

5.	We note your reference to interest reserves in the first paragraph on page 46. Please tell us and revise your future filings to disclose the following with respect to the establishment of such reserves:

•	Disclose the amount of such loans and the accompanying interest reserves as of each period-end;

•	Disclose how you monitor such projects throughout their lives to make sure the properties are moving along as planned such that it is appropriate to continue to capitalize the interest on the loan;

•	Disclose whether you have ever extended, renewed or restructured terms of the related loans, and the reasons for the changes;

•	Describe your underwriting process for loans with interest reserves, and any specific differences in how your underwrite loans with interest reserves and loans that do not have interest reserves; and

•	Disclose whether any of your loans with interest reserves are currently on nonaccrual status.

Future filings, beginning with our annual report on Form 10-K for the year ended December 31, 2009, will include expanded disclosures. When we incorporate your comments in our Form 10-K for the year ended December 31, 2009, it will be as follows:

In accordance with customary banking practice, construction loans and land development loans are originated where interest on the loan is disbursed from pre-established interest reserves included in the total original loan commitment. Our construction and land development loans generally include optional renewal terms after the maturity of the initial loan term. New appraisals are obtained prior to extension or renewal of these loans in part to determine the appropriate interest reserve to be established for the new loan term. Loans with interest reserves are underwritten to the same criteria, including loan to value and if applicable, pro forma debt service coverage ratios, as loans without interest reserves. Construction loans with interest reserves are monitored on a periodic basis to gauge progress towards completion. Interest reserves are frozen if it is determined that additional draws would result in a loan to value ratio that exceeds policy maximums based on collateral property type.

A summary of loans with interest reserves follows:

Loans with Interest Reserves (In $000’s)

	Balance	Remaining interest reserves	Loans extended

At December 31, 2009
Construction loans	$325,689	$29,121	$136,483
Land loans	11,752	591	3,722

Total	$337,441	$29,712	$140,205

At December 31, 2008
Construction loans	473,927	51,431	122,772
Land loans	53,459	3,109	18,443

Total	$527,386	$54,540	$141,215

At December 31, 2009, the Bank had no loans on nonaccrual status with available interest reserves. At December 31, 2009, $54.4 million of nonaccrual residential construction loans, $37.0 million of nonaccrual non-residential construction loans and $20.9 million of nonaccrual land loans had been originated with pre-established interest reserves. At December 31, 2008, $100.2 million of nonaccrual residential construction loans, $22.0 million of nonaccrual non-residential construction loans and $8.1 million of nonaccrual land loans had been originated with pre-established interest reserves.

While loans with interest reserves are typically expected to be repaid in full according to the original contractual terms, some loans require one or more extensions beyond the original maturity. Typically, these extensions are required due to construction delays, delays in sales or lease of property or some combination of these two factors.

Impaired Loans, page 46

6.	We note your response to prior comment 4. Given the significant deterioration in real estate values in your primary market area and the fact that 94% of your impaired loans at September 30, 2009 are collateral dependent, we believe that additional disclosure is necessary in order to more clearly explain why a specific allowance was not required for the majority of your impaired collateral-dependent loans. In this regard, please revise your future filings to quantify the amount of impaired loans that did not require a specific allowance because any collateral shortfalls were charged-off. To the extent that there are still a significant amount of impaired loans without an allowance for which charge-offs have not been recognized, please clarify how you measured impairment on these loans and reconcile the significant deterioration in real estate values in your primary market area with your impairment conclusions.

Future filings, beginning with our annual report on Form 10-K for the year ended December 31, 2009, will include expanded disclosures. When we incorporate your comments in our Form 10-K for the year ended December 31, 2009, the table of impaired loans and discussion related thereto will be as follows:

	Impaired Loans
	Balance	Allowance	Allowance as a % of Balance	Cumulative Charge-off	Cumulative Charge-off as a % to Balance
	(In thousands)
At December 31, 2009
With no allocated allowance
Without charge-off	$153,380	$—	—	$—	—
With charge-off	84,886	—	—	39,414	31.71%
With allocated allowance
Without charge-off	27,388	934	3.41%	—	—
With charge-off	124,607	14,199	11.40%	61,792	33.15%

Total	$390,261	$15,133	3.88%	$101,206	20.59%

Allocated allowance to related impaired loans		9.96%

At December 31, 2008
With no allocated allowance
Without charge-off	$60,519	$—	—	$—	—
With charge-off	19,332	—	—	18,689	49.15%
With allocated allowance
Without charge-off	88,468	26,003	29.39%	—	—
With charge-off	12,883	2,535	19.68%	10,125	44.01%

Total	$181,202	$28,538	15.75%	$28,814	13.72%

Allocated allowance to related impaired loans		28.16%

At December 31, 2009, $153.4 million of impaired loans had no allocated allowance and had no previous chargeoffs. Performing trouble debt restructuring total $41.2 million and are included in the $151.8 million total. The remaining $112.2 million of impaired loans with no allocated allowance and no previous chargeoffs were comprised of a loan of $47.6 million which is expected to be restructured during the second quarter of 2010 with no loss (see item #1 in the response to question 7), a loan for $9.4 million which was restored to accrual status in January 2010, a loan for $7.5 million and 61 other loans totaling $47.7 million where the fair value of the collateral exceeded the loan amounts. Despite the significant deterioration in the real estate values in our market area, many of the loans originated by the Bank were originally made with loan-to-value ratios below 70%, such that even after taking the sometimes significant market depreciation into consideration, the current value of the underlying collateral continues to exceed the loan balance.

7.	As a related matter, please provide us with a detail of your five largest impaired loans at September 30, 2009, which includes a discussion of the following:

•	when the loan was originated;

•	when the loan became impaired;

•	the amount of any charge-offs recognized for the loan, as applicable;

•	the underlying collateral supporting the loan;

•	the last appraisal obtained for the loan, as applicable; and

•	any other pertinent information deemed necessary to understand your review of the loan and related accounting subsequent to the receipt of your last appraisal and through the date of your response.

The detail of our five largest impaired loans at September 30, 2009 is shown below. All information is as of September 30, 2009 except as noted:

#1	A CRE term loan with a retained balance of $47.6 million. This loan is actually two loans, one for $41 million (net of $12 million participation) that was originally extended in November 2005 and a second one for $10 million that was extended in October 2006.

•	The loans became impaired May 1, 2009.

•	There have been no charge-offs on these loans.

•	The loans are supported by first liens and second liens on two industrial properties located in downtown Los Angeles, California.

•

The September 30 balance was supported by appraisals with “as is” values totaling $79.6 million as of April 2009 compared to the total loan balances, including the $12 million participation, of $59.6 million. Updated appraisals were received in December 2009 reflecting a combined appraised value for the properties of $77.0 million, which net of estimated costs to sell, still exceeds the loan balance.

#2	A CRE term loan for $30.9 million. This loan was originated in February 2008 at $34 million.

•	The loan became impaired on July 28, 2009.

•	Charge-offs of $5.4 million were recorded in the fourth quarter of 2009.

•	The loan is secured with a first lien on an empty office building in New York, New York.

•	The appraised “As-is” value was $32.6 million as of June 2009.

•

The Bank entered into an agreement to sell this loan to a private party investor at the end of December 2009 for $26 million. Based on the sales price a charge-off of $5.4 million was recorded in the fourth quarter in connection with the note sale. The Bank received a 20% downpayment and financed the remainder of the purchase price. The transaction closed in the first quarter of 2010. At December 31, 2009 this loan is included in impaired loans.

#3	A construction loan for $25.0 million, net of participations for 45% of the loan. This loan was originated in October 2005.

•	The loan became impaired on June 2, 2009.

•	Charge-offs of $9.4 million were recorded in the fourth quarter of 2009.

•	The loan is secured by a first lien on a mixed use (residential condominiums with ground floor retail space) in Daly City, California.

•

Appraised value on a bulk value basis for Cathay’s ownership interest was $29.3 million as of March 2009 and Case Shiller data indicating rising prices since March 2009 were used in connection with the preparation of the September 30, 2009 impairment analysis, which indicated that no reserve was required as of September 30, 2009.

•

The last appraisal for this property was in November 2009 and indicated an “As is” value of $16.8 million. In late November, 2009, we received a broker indication that a “quick-sale” price through a national Internet auction for this loan was between $20 million and $21.9 million. Given the broker indication of value, we moved this loan to Held-for-sale when we listed the loan for sale via the Internet auction. The auction was completed in late January and the highest bid was $15.8 million and the loan was charged down to this amount as of December 31, 2009. As of this date, we continue to negotiate an offer for this property in this range.

#4	A construction loan for $12.6 million. This loan was originated in February 2007 as part of a $34.8 million loan secured by two condominium projects. The loan was participated to another lender such that the bank and other lender had equal shares in the total loan. The loan was then split into two loans in July 2009, each secured by one of the two condominium projects.

•	The original loan became impaired on May 5, 2009. When the loan was split into two loans of $14.1 million each, the bank maintained the new loan on nonaccrual status.

•	Charge-offs totaling $2.8 million were recognized during the second quarter of 2009.

•	The loan is secured by a first lien on a condominium project in North Hollywood, California.

•	The appraised value of the property securing Cathay’s loan on a bulk value basis was $15.75 million as of September 2009.

•

The property is complete and selling well. The loan has been brought to current status through the sale of over half of the units and has been reduced to $4.5 million. We expect to recover all principal, including the $2.8 million previously charged off, and all interest due by the end of the second quarter of 2010 and returned the loan back to accrual status during the fourth quarter when all past due interest was brought current.

#5	A construction loan for $11.9 million. This loan was originated in August 2007 at $15.1 million net of a 29% participation by another lender.

•	The loan became impaired on June 2, 2009.

•	There have been no charge-offs.

•	The loan is secured by a first lien on a condominium project in Sun Valley, California.

•	The appraised value of the property for Cathay’s ownership interest was $16.3 million on a bulk value basis as of June 2009.

•

The property is complete and entering its sale phase. We anticipate that a portion of the units will be leased until market conditions improve. We are awaiting a new appraisal on this property which we expect to receive before the end of March.

Condensed Consolidated Balance Sheet, page 12 – Goodwill

8.	We note the Company performed its annual goodwill impairment testing during the fourth quarter of fiscal 2009. Please provide us with the following as it relates to the testing performed:

•	Address each reporting unit identifying the respective unit fair value, carrying amounts, and unit goodwill;

•	Disclose the percentage by which fair value exceeded carrying value of each reporting unit as of the date of the most recent test;

•	For each unit that was tested for impairment provide a description of the methods and key assumptions used and how the key assumptions were determined in deriving unit fair value;

•

Provide a discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time);

•	Address the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

A description of the Company’s testing for goodwill impairment follows:

The Company operates in one operating segment, Commercial Banking, which involves the taking of deposits and lending of funds to individuals and companies and banking related activities. FASB’s Accounting Standards Codification Section 350 – Intangibles–Goodwill and Other (“ASC 350”) allows impairment testing at the reporting unit level, which is the same as, or one level below an operating segment. The Company has three reporting units: Commercial Lending, Retail Banking and East Coast Operations. The Company utilizes an outside valuation expert to perform its goodwill impairment testing.

The unit Fair Values for the Retail Banking Unit and the East Coast Operations were determined based on an equal weighting of (1) the Fair Value concluded upon using a Market Approach which incorporates a combination of price to earnings multiples determined based on a representative peer group applied to 2010 and 2011 forecasted earnings and 2009 actual earnings if appropriate and a price to book multiple and (2) the Fair Value determined using a dividend discount model with the discount rate based on the same representative peer group. A control premium was then applied to the unit Fair Values so determined. The results of the December 31, 2009 goodwill impairment testing are shown below:

(USD in Thousands, Rounded)	Commercial Lending	Retail Banking	East Coast Operations	Consolidated Business
Goodwill	$0	$235,000	$81,000	$316,000
Book Value	$489,000	$383,000	$188,000	$1,060,000
Fair Value	$50,000	$425,000	195,000	$670,000
Fair Value as % of Book Value	10%	111%	104%	61%

Fair Value of the Consolidated Business

Fair Values were developed for the Consolidated Business using the following valuation techniques:

(USD in Thousands, Rounded)	Result	Weight	FV contribution
P/E multiple	$580,000	20.0%	$116,000
Book value multiple	$660,000	20.0%	$132,00
Dividend	$595,000	40.0%	$239,000
Share Price	$480,000	20.0%	$96,000

Subtotal			$582,000
Control Premium @ 15%			$87,000

Fair Value of Reporting Unit (Rounded)			$670,000

Comparable companies were selected from an independent search of community banks with a focus on California operations for the Consolidated Company valuation. This search was expanded for the Reporting Unit valuations. Although larger national and multinational banks might also be Market Participants for the assets and liabilities of Cathay, their financial and market data is less comparable to the Company and therefore less reliable for use in a Market Approach.

Based on the methodology described above, the companies listed below were determined to be appropriate comparable companies for the consolidated business: East West Bancorp, Inc., CVB Financial Corporation, Westamerica Bancorp, City National Corporation, Nara Bancorp, Inc., PacWest Bancorp, Bank of Hawaii and Western Alliance.

The control premium was determined by reference to public company transactions in the regional banking industry within the United States that occurred between September 2008 and December 2009. The control premiums ranged from 2% to 70% (transactions with “negative” premiums and transactions with premiums in excess of 70% were treated as Not Meaningful). The one day prior overall range was 2% to 70% with a median and average for the selected transactions of 22% and 25%, respectively. The week prior overall range was 3% to 64% with a median and average for the selected transactions of 37% and 24%, respectively. Lastly, the one month prior overall range was 4% to 67% with a median and average for the selected transaction of 26% and 30%, respectively. A control premium of 15% was selected.

P/E Multiple

(USD in Thousands)	2009 actual	2010 forecasted	2011 forecasted
Earnings	$(67,390)	$(10,843)	$89,735
P/E Multiple*	NM	NM	6.5	x

*	NM = Not Meaningful

The assumptions assume some recovery from the current business downturn beginning in the second half of 2010 and then muted growth thereafter. It should be noted, however, that Retail Banking and the East Coast Operations have already been performing at a satisfactory level given the environment. The principal driver of the Company’s negative operating results has been the Commercial Lending reporting unit where the vast majority of the Company’s loan losses are incurred. The forecasts reflect an assumption that interest rates will increase steadily beginning in the second half of 2010 until December 2012. Loans are forecasted to decrease slightly during 2010 and 2011 as problem loans are resolved and commercial real estate exposures reduced. Deposits decrease over this period as brokered deposit utilization is reduced. The net interest margin improves to 3.0% in 2010 and 3.7% in 2011 as interest rate rise and total earning assets shrink as a result of the payoff of wholesale borrowings. The loan loss provision is forecasted to decrease in 2010 and further decrease in 2011. The forecasts were prepared on a reporting unit basis and then consolidated.

While future projections are inherently uncertain and subject to change, we believe that the projections for the reporting units and the consolidated company are reasonable and consistent with their historical results and growth trends. If economic conditions were to worsen instead of improve as assumed in the key assumptions, then the forecasted earnings for the Retail Banking unit and the East Coast Operations could be significantly lower than projected. In addition, a worsening of economic conditions could potentially reduce the price to earnings multiples and price to book multiples of the peer groups for Retail Banking and East Coast Operations and result in a reduction in the fair value of these units even if the forecasted earnings were achieved.

The book value multiples derived from the comparable companies ranged from 0.6x to 3.2x, with a median of 1.4x and an average of 1.6x. The selected book value multiple was 0.5x. Price to book multiples were based off of reconciliation against the weighted average consolidated price to book multiples. In addition, the Fair Value of each Reporting Unit was reconciled against the Fair Value of the consolidated business.

Dividend Discount Model

(USD in Thousands)	2010	2011	2012	2013	Terminal
Consolidated Dividend	$2,849	$19,431	$30,227	$43,181	$45,340

Based on the observed Cost of Equity from Bloomberg , the range of the Cost of Equity from the comparable companies was 8.5% to 12.5% with a median and average of 9.6% and 9.9%, respectively. The Capital Asset Pricing Model Cost of Equity ranged from 11.1% to 15.2% with a median of 12.2% and an average of 12.5%. The selected Cost of Equity was 11.0% based primarily on the average of the observed Cost of Equity from Bloomberg and the Cost of Equity from the selected companies. In addition, the Fair Value of each Reporting Unit was reconciled against the Fair Value of the consolidated business.

To estimate the Cost of Equity for each Market Participant, adjusted betas from Bloomberg were utilized. These indications were applied to discount projected dividends in the dividend discount model. Cost of Equity reported by Bloomberg for each Market Participant was also utilized. The Bloomberg Cost of Equity incorporates a Market Risk Premium of 5.42% and a Risk Free rate of 4.58%. A premium in the cost of equity based on the relative size of the business of 2.35% was also included to calculate the CAPM Cost of Equity.

Fair Value of Retail Banking Unit

Fair Values were developed for the Retail Banking Unit using the following valuation techniques:

(USD in Thousands, Rounded)	Result	Weight	FV contribution
P/E multiple	$350,000	37.5%	$132,000
Book value multiple	$420,000	12.5%	$53,000
Dividend	$370,000	50.0%	$185,000

Subtotal (Rounded)			$370,000
Control Premium @ 15%			$55,000

Fair Value of Reporting Unit			$425,000

Comparable companies were selected from an independent search of community banks. The Retail Banking Unit comparable companies mainly consist of companies that do not engage extensively in construction lending and therefore have low loan/deposit ratios. Based on the methodology described above, the companies listed below were determined to be appropriate comparable companies for the Retail Banking Unit: CVB Financial Corporation, Westamerica Bancorp, BOK Financial Corporation, Hancock Holding Company, IberiaBank Corporation, First Financial Bancorp, BancFirst Corporation, Chemical Financial Corporation, Cullen/Frost Bankers, Inc. and Bank of Hawaii.

P/E Multiple

(USD in Thousands)	2009 actual		2010 forecasted		2011 forecasted
Earnings	$47,708		$46,452		$71,960
P/E Multiple	7.0	x	7.0	x	5.5	x

Book Value Multiple

The book value multiples derived from the comparable companies ranged from 0.5x to 3.2x, with a median of 1.4x and an average of 1.6x. The selected book value multiple was 1.1x. Price to book multiples were based off of reconciliation against the weighted average consolidated price to book multiples.

Dividend Discount Model

(USD in Thousands)	2010	2011	2012	2013	Terminal
Retail Dividend	$2,011	$14,354	$15,344	$17,058	$17,911
Retail to Consolidated %	71.0%	74.0%	51.0%	39.5%	39.5%

Based on the observed Cost of Equity from Bloomberg , the range of the Cost of Equity from the comparable companies was 8.0% to 9.7% with a median and average of 8.9%. The CAPM Cost of Equity ranged from 10.5% to 12.3% with a median of 11.2% and an average of 11.4%. The selected Cost of Equity was 9.0%. This was based primarily on the mean and median of the observed Cost of Equity from Bloomberg.

Fair Value of East Coast Operations

Fair Values were developed for the East Coast Operations using the following valuation techniques:

(USD in Thousands, Rounded)	Result	Weight	FV contribution
P/E multiple	$164,000	33%	$55,000
Book value multiple	$188,000	17%	$32,000
Dividend	$165,000	50%	$83,000

Subtotal			$170,000
Control Premium @ 15%			$25,000

Fair Value of Reporting Unit			$195,000

Comparable companies were selected from an independent search of community banks. Specifically, for the East Coast Operations we targeted East Coast community banks. Based on the methodology described above, the companies listed below were determined to be appropriate comparable companies for the East Coast Operations: Tomkins Financial, Metro Bancorp, Inc., NBT Bancorp, Community Bank Systems, Independent Bank Corporation, Financial Institutions, Inc., State Bancorp, Inc. and First of Long Island.

P/E Multiple

(USD in Thousands)	2009 actual	2010 forecasted		2011 forecasted
Earnings	$3,603	$19,348		$25,451
P/E Multiple	NM	9.0	x	6.0	x

Book Value Multiple

The book value multiples derived from the comparable companies ranged from 0.5x to 1.6x, with a median and average of 1.1x. The selected book value multiple was 1.0x. The selected multiple primarily was based on a discount to the median and average of the selected companies.

Dividend Discount Model

(USD in Thousands)	2010	2011	2012	2013	Terminal
East Coast Dividend	$838	$5,077	$6,887	$11,878	$12,472
East Coast to Consolidated %	29.0%	26.0%	23.0%	27.5%	27.5%

Based on the observed Cost of Equity from Bloomberg, the range of the Cost of Equity from the comparable companies was 7.7% to 15.8% with a median and average of 8.9% and 9.7%, respectively. The CAPM Cost of Equity ranged from 10.2% to 18.7% with a median of 11.4% and an average of 12.3%. The selected Cost of Equity was 11.0% based primarily on the average of the observed Cost of Equity from Bloomberg and the Cost of Equity from the selected comparable companies.

Fair Value of Commercial Lending Unit

Fair Values were developed for the Commercial Lending Unit using the following valuation techniques:

(USD in Thousands, Rounded)	Result	Weight	FV contribution
P/E multiple	$0	0%	$0
Book value multiple	$45,000	50%	$22,500
Dividend	$45,000	50%	$22,500

Subtotal			$45,000
Control Premium @ 15%			$7,000

Fair Value of Reporting Unit (Rounded)			$50,000

Peer Group

Comparable companies were selected from an independent search of community banks. The Commercial Lending Unit search consists of companies that do a significant amount of construction lending and have high loan/deposit ratios. Based on the methodology described above, the companies listed below were determined to be appropriate comparable companies for the Commercial Lending Unit: East West Bancorp, Inc., Center Financial Corporation, Pacific Capital Bancorp, First Regional Bancorp, Preferred Bank and Western Alliance Bancorp.

P/E Multiple

(USD in Thousands)	2009 actual	2010 forecasted	2011 forecasted
Earnings (Loss)	$(124,840)	$(82,611)	$(13,811)
P/E Multiple*	NM	NM	NM

*	NM = Not Meaningful

Book Value Multiple

The book value multiples derived from the comparable companies ranged from 0.2x to 0.8 with a median and average of 0.5x. The selected book value multiple was 0.09x. The selected multiple primarily was based on a discount from the median and average of the selected companies attributable to Cathay’s construction loan portfolio.

Dividend Discount Model

(USD in Thousands)	2010	2011	2012	2013	Terminal
Commercial Dividend	$0	$0	$7,995	$14,244	$14,956
Commercial to Consolidated %	0%	0%	26.0%	33.0%	33.0%

Based on the observed Cost of Equity from Bloomberg, the range of the Cost of Equity from the comparable companies was 7.5% to 13.5% with a median and average of 10.8% and 10.2%, respectively. The CAPM Cost of Equity ranged from 15.0% to 21.3% with a median of 18.5% and an average of 17.8%. The selected Cost of Equity was 25.0%. The selected Cost of Equity is at the high end of the indications of CAPM to reflect continued performance based risk of the Commercial Lending Unit. High yield debt and private equity returns were also observed to capture the risk of this Company.

Future filings, beginning with our annual report on Form 10-K for the year ended December 31, 2009, will include expanded disclosures. When we incorporate your comments in our Form 10-K for the year ended December 31, 2009, it will be as follows:

The Company has three reporting units: Commercial Lending, Retail Banking and East Coast Operations. The Commercial Lending unit did not have any goodwill allocated to the unit and accordingly no goodwill impairment testing was performed for that unit. The reporting unit fair values for the Retail Banking unit and the East Coast Operations were determined by an outside third-party national valuation firm, based on data supplied by the Company. Such reporting unit fair values were determined based on an equal weighting of (1) the fair value determined using a market approach using a combination of price to earnings multiples determined based on a representative peer group applied to 2010 and 2011 forecasted earnings, and if appropriate, 2009 net earnings and a price to book multiple and (2) the fair value determined using a dividend discount model with the discount rate determined using the same representative peer group. A control premium was then applied to the unit fair values so determined.

In determining the forecasted earnings for the Retail Banking unit and the East Coast Operations, the financial forecasts assume some recovery from the current business downturn beginning in the second half of 2010 and then muted growth thereafter. It should be noted, however, that these reporting units have already been performing at a satisfactory level given the environment. The principal driver of the Company’s negative operating results has been the Commercial Lending reporting unit where the vast majority of the Company’s loan losses are incurred. The forecasts reflect an assumption that interest rates will increase steadily beginning in the second half of 2010 until December 2012. While future projections are inherently uncertain and subject to change, we believe that the projections for the Retail Banking unit and the East Coast Operations are reasonable and consistent with their historical results and growth trends. A summary of the respective unit fair value, carrying amounts and unit goodwill as well as the percentage by which fair value exceed carrying value of each reporting unit is shown below:

	Amounts in $000’s
	Carrying amounts	Fair Value	Fair Value in excess of carrying amounts	Allocated goodwill
Commercial Lending Unit	$488,937	$50,000		—
Retail Banking Unit	382,956	425,000	11.0%	$235,194
East Coast Operations	188,385	195,000	3.5%	81,147

Total common equity	$1,060,277	$670,000		$316,340

If economic conditions were to worsen instead of improve as assumed in the key assumptions, then the forecasted earnings for the Retail Banking unit and the East Coast Operations could be significantly lower than projected. In addition, a worsening of economic conditions could potentially reduce the price to earnings multiples and price to book multiples of the peer groups for Retail Banking and East Coast Operations and result in a reduction in the fair value of these units even if the forecasted earnings were achieved.

*            *            *            *

In connection with the foregoing response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the Company’s responses, please contact me at (626) 279-3652.

Very truly yours,

/s/ Heng W. Chen

Heng W. Chen

Executive Vice President

and Chief Financial Officer

Confidential Treatment Requested by Cathay General Bancorp CGB 01-001

Cathay General Bancorp-Summary of Loan/Allowance Data (In $000’s)

	YTD	Quarter Ended				YTD
	12/31/2008	3/31/2009	6/30/2009	9/30/2009	12/31/2009	12/31/2009
Components of ALLL
Specific Reserves on Impaired Loans
Non-Impaired Loans-migration factors
Pass Loans-migration factors
Allocation based on Environmental factors
Unallocated portion of ALLL sub-total Allowance for loan losses

Reserve for Off-Balance Sheet Commitments

Total ALLL and off-balance sheet commitments

Balance beginning of period	$69,559	$129,425	$138,407	$175,386	$194,393	$129,425
Provision for loan losses	$106,700	$47,000	$93,000	$76,000	$91,000	$307,000
Charge-offs	$(48,683)	$(38,216)	$(56,320)	$(58,543)	$(69,468)	$(222,547)
Recoveries	$1,849	$198	$299	$1,550	$1,171	$3,218

net charge-offs	$(46,834)	$(38,018)	$(56,021)	$(56,993)	$(68,297)	$(219,329)

Balance at period end	$129,425	$138,407	$175,386	$194,393	$217,096	$217,096

Non-Performing Assets:
Accruing loans past due 90 days	$6,733	$5,013	$16,952	$16,507	$0
Non-Accrual Loans:
Construction-residential	$100,169	$123,473	$154,348	$96,329	$54,490
Construction-non-residential	$22,012	$18,545	$23,797	$35,201	$36,797
Land	$12,608	$17,902	$27,060	$27,258	$40,534
Commercial real estate, excluding land	$19,733	$30,723	$133,161	$164,967	$112,774
Commercial	$20,904	$24,357	$34,844	$25,479	$26,570
Residential mortgage	$5,776	$6,224	$9,869	$11,271	$9,478

Total non-accrual loans	$181,202	$221,224	$383,079	$360,505	$280,643

Total non-performing loans	$187,935	$226,237	$400,031	$377,012	$280,643
Real estate owned	$63,892	$67,799	$73,715	$87,769	$71,014

Total non-performing assets	$251,827	$294,036	$473,746	$464,781	$351,657

Troubled Debt Restructurings	$924	$4,037	$5,835	$59,400	$54,992

Criticized/Classified Loan Totals:
Watch
Special Mention
Substandard
Doubtful
Loss
Impaired Loans

Total Criticized/Classified